    As filed with the Securities and Exchange Commission on January 5, 2000.
                                                     Registration No. 333-     .
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ---------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------
                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.
             (Exact Name of Registrant as Specified in its Charter)

      Washington           601 West First Avenue               91-0609840
   (State or other     Spokane, Washington 99201-5015       (I.R.S. Employer
   jurisdiction of            (509) 838-3111               Identification No.)
   incorporation or
    organization)


   Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        C. Paul Sandifur, Jr., President
                  Metropolitan Mortgage & Securities Co., Inc.
              601 West First Avenue Spokane, Washington 99201-5015
                                 (509) 838-3111

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                With copies to:

        Susan Thomson, Esq.                 Robert J. Ahrenholz, Esq.
     Associate General Counsel                   Kutak Rock LLP
       601 West First Avenue           717 Seventeenth Street, Suite 2900
     Spokane, Washington 99201               Denver, Colorado 80202
          (509) 838-3111                         (303) 297-2400

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                           Proposed
                                                         Proposed           Maximum
                                        Amount            Maximum          Aggregate         Amount of
     Title of each Class of              to be        Offering Price       Offering        Registration
   Securities to be Registered        Registered         Per Unit         Price(1)(2)         Fee(3)
-------------------------------------------------------------------------------------------------------
Preferred Stock, Series E-7.....        100,000            $100           $10,000,000         $2,640

--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).
(2) Includes $2,700,000 of preferred stock that remains unsold and is being carried forward from Registration Statement No. 333-71083 pursuant to Rule 429 of the Securities Act of 1933, for which a filing fee of $712.80 was previously paid.
(3) A filing fee of $712.80 was previously paid for the $2,700,000 of Preferred Stock carried forward from Registration Statement No. 333-71083 pursuant to Rule 429.
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said
Section 8(a) may determine.

  Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included in this Registration Statement also relates to securities registered and remaining unissued under Registration Statement No. 333-71083 previously filed by the Registrant. This Registration Statement also constitutes post-effective amendment No. 1 to Registration Statement No. 333-71083.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. These + +securities may not be sold nor may offers to buy be accepted before the time + +this prospectus is delivered in final form. This prospectus is not an offer +
+to sell these securities and it is not soliciting an offer to buy these       +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  Subject to completion dated January 5, 2000

                                   PROSPECTUS
[LOGO OF METROPOLITAN MORTGAGE]

                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.

                 100,000 Shares of Preferred Stock, Series E-7

We are offering variable rate cumulative preferred stock with the following terms:

 . The preferred stock is subordinate to all of our debt, including our notes and debentures.

 . Preferred stock distributions are cumulative and will be declared monthly according to a variable rate formula described in this prospectus.

 .  The preferred stock has a liquidation preference of $100 per share.

 . We may redeem the preferred stock at any time at a price of $100 per share plus the amount of any declared but unpaid distributions.

  You should consider carefully the risk factors beginning on page 9 in this prospectus.

                                                 Per Preferred Share    Total
                                                 ------------------- -----------
   Public offering price........................        $100         $10,000,000
   Maximum underwriting discounts and
    commissions*................................           6%        $   600,000
   Maximum proceeds to Metropolitan (before
    expenses)...................................        $ 94         $ 9,400,000

 * You will not incur a direct sales charge. Preferred stock distributions will be based on their full offering price, without deduction for underwriting discounts or commissions. We will reimburse our underwriters for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of preferred stock depend upon the terms of the sale. See "PLAN OF DISTRIBUTION."

 . Currently there is no trading market for the preferred stock and you should not expect one to be established in the future.

 .  The preferred stock is being issued only in book-entry form.

 . The underwriter maintains a list of persons willing to sell or purchase our issued and outstanding shares of preferred stock.

 . We are offering the preferred stock on a continuous, best efforts basis, and there is no minimum amount of preferred stock that must be sold.

 . You may not purchase the preferred stock pursuant to this prospectus after January 31, 2001.

  The shares of preferred stock are securities of our company and they are not insured or guaranteed by any governmental agency, any insurance company, any affiliate of our company or any other person or entity.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                    METROPOLITAN INVESTMENT SECURITIES, INC.

                  The date of this prospectus is       , 2000.

FORWARD-LOOKING STATEMENTS..................................................   2
PROSPECTUS SUMMARY..........................................................   3
RISK FACTORS................................................................   9
USE OF PROCEEDS.............................................................  11
DESCRIPTION OF SECURITIES...................................................  11
PLAN OF DISTRIBUTION........................................................  17
LEGAL MATTERS...............................................................  18
EXPERTS.....................................................................  18
AVAILABLE INFORMATION.......................................................  18
INCORPORATION OF DOCUMENTS BY REFERENCE.....................................  19

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about Metropolitan, including:

  .  Our anticipated growth strategies,

  . Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate,

  .  Future interest rate trends, movements and fluctuations,

  .  Future expenditures for purchasing receivables, and

  . Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

                               ----------------

   You should only rely on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the preferred stock. You should read both this prospectus and the attached Annual Report on Form 10-K of Metropolitan for the fiscal year ended September 30, 1999, carefully before you make your investment decision.

                The Metropolitan Consolidated Group Of Companies

General

   Metropolitan was incorporated in the State of Washington in January 1953. Its principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Its mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and its telephone number is (509) 838-3111. Metropolitan and its subsidiaries are collectively referred to in this prospectus as the "consolidated group," while the terms "Metropolitan," "we" and "our" refer solely to the parent company, Metropolitan Mortgage & Securities Co., Inc.

History

   Metropolitan's controlling shareholder is C. Paul Sandifur, Jr. Mr. Sandifur has control through his voting power over a family trust and through his direct ownership of common stock. See "Item 12" in Metropolitan's Annual Report on Form 10-K for the year ended September 30, 1999, which is attached to this prospectus. As a result of Mr. Sandifur's common control, we have several other affiliates, including Summit Securities, Inc., Old Standard Life Insurance Company and Old West Annuity & Life Insurance Company. Collectively, these affiliated companies are referred to as "affiliated companies." The chart on the next page depicts the relationship of some of the significant companies in the Metropolitan consolidated group, which excludes affiliated companies that are not subsidiaries of Metropolitan.

Business

   The consolidated group is engaged in a nationwide business of acquiring, holding, selling and securitizing receivables. These receivables include real estate contracts and promissory notes that are secured by first position liens on real estate. The consolidated group also invests in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes, equipment leases and other investments. The receivables secured by real estate are typically non-conventional because they were either financed by the sellers of the properties involved or they were originated by institutional lenders who originate loans for borrowers with impaired credit or for non-conventional properties. In addition to receivables, the consolidated group invests in other assets, including U.S. Treasury obligations, corporate bonds and other securities.

   The consolidated group's capital to invest in these receivables comes from several sources. The consolidated group uses funds generated from the sale and securitization of receivables, collateralized borrowings, receivable cash flows, the sale of annuities, the sale of debt and equity securities, the sale of real estate and securities portfolio earnings.

   The consolidated group provides services to the affiliated companies for a fee and engages in various business transactions with the affiliated companies. Metropolitan provides receivable acquisition services to the affiliated companies and to our insurance subsidiary, Western United Life Assurance Company. Metropolitan's wholly owned subsidiary, Metwest Mortgage Services, Inc., conducts receivable collection and servicing activities for the affiliated companies, Metropolitan and Western United.

   The consolidated group owns various properties acquired through repossession and other sources. These properties are held for sale and/or development. For a more detailed discussion of the business of the consolidated group, see "Item 1" in Metropolitan's Annual Report filed on Form 10-K for the year ended September 30, 1999, which is attached to this prospectus.

Organizational Chart
(as of September 30, 1999)

   The chart below lists the consolidated group's principal operating subsidiaries and their ownership.

                                    [CHART]
--------
* The remaining 3.5% of Consumers Group Holding Co., Inc. is owned by Summit Securities, Inc.

   Metropolitan Mortgage & Securities Co., Inc.: Parent organization; invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments, and securities offerings.

   Consumers Group Holding Co., Inc.: A holding company; its sole business activity is being a shareholder of Consumers Insurance Co., Inc.

   Consumers Insurance Company: Inactive property and casualty insurer; its principal business activity is being a shareholder of Western United Life Assurance Company.

   Western United Life Assurance Company: Metropolitan's largest subsidiary and largest company within the consolidated group; is engaged in investing in receivables and other investments principally funded by annuity contract sales and premiums from the sale of life insurance policies.

   Metwest Mortgage Services, Inc.: Performs loan origination, collection and servicing functions. It is an FHA/HUD licensed servicer and lender and is licensed as a Fannie Mae seller/servicer.

                    Summary of the Preferred Stock Offering

Preferred stock offering........  We are offering 100,000 shares of variable rate cumulative preferred stock, series E-7 at $100 per share. The preferred stock will be sold in whole and fractional shares. There is no minimum amount of preferred stock that must be sold. The preferred stock will be issued only in book-entry form.

Distributions...................  We will pay distributions on the preferred stock on a cumulative basis
                                  from the date the shares are issued. When we make distributions, they will be paid monthly at the applicable annual rates described in "DESCRIPTION OF SECURITIES-- Distributions."

Liquidation rights..............  If we liquidate Metropolitan, you will have a right to receive a liquidation
                                  preference of $100 per share, plus
                                  declared and unpaid distributions. Your
                                  liquidation rights will be paid only
                                  after all of our debts, including our
                                  outstanding notes and debentures, are
                                  paid. Your liquidation rights will be
                                  paid before any liquidating distributions to the common stockholders.

Redemption upon request of
holder..........................  We may consider a written shareholder request you make to have your shares
                                  redeemed. We will generally not consider a request to redeem shares unless they have been listed for sale on Metropolitan Investment Securities, Inc.'s trading list for at least 60 days. We are under no obligation to redeem your shares of preferred stock. Our decision whether or not to redeem your shares will depend, in part, on our financial condition and our liquidity position at the time. Any shares that we do redeem will be redeemed at a price per share that is determined by our board of directors in its discretion, and will include any declared but unpaid distributions. This price may be less than your original $100 per share purchase price. See "DESCRIPTION OF SECURITIES--Redemption of Shares" and "RISK FACTORS."

Redemption upon call by
Metropolitan....................  We can redeem any or all shares of the preferred stock if we provide you with
                                  notice at least 30 but not more than 60
                                  days prior to redemption by mail. If we
                                  decide to redeem your shares, you will be paid $100 per share plus the amount of any declared but unpaid distributions as of the date fixed for redemption. See "DESCRIPTION OF SECURITIES--Redemption of Shares."

Voting rights ..................  Your voting rights will be limited to two situations. First, you will have those
                                  voting rights expressly granted by the
                                  laws of the State of Washington. Second, you will have voting rights if the distributions payable to you on your preferred stock remain unpaid for a period of time that equals twenty-four monthly distributions. See "DESCRIPTION OF SECURITIES--Voting Rights."

Federal income tax
considerations..................  If we earn a profit on a tax accounting basis during any future year, any
                                  earnings or profits that we distribute to you will be taxable. If we incur a loss on a tax accounting basis, the distributions will be a return of capital and not taxed, but will reduce your basis. We cannot predict whether we will have future distributions, or whether those distributions will be taxable to you. You are encouraged to consult your own tax advisors about whether the distributions you will receive will be taxable income. See "DESCRIPTION OF SECURITIES--Federal Income Tax
                                  Consequences of Distributions."

Use of proceeds.................  We will use the proceeds of this preferred stock offering to invest in
                                  receivables and to make other investments which may include investments in existing subsidiaries, new business ventures, to acquire other companies or for other investment purposes. The proceeds may also be used to retire maturing debentures, for property development, to pay preferred stock distributions and for general corporate purposes. See "USE OF PROCEEDS."

Risk factors....................  Your investment in the preferred stock involves risk. You should review the
                                  risks described in this prospectus and
                                  those described in the attached Annual
                                  Report on Form 10-K of Metropolitan
                                  before investing in the preferred stock.
                                  See "RISK FACTORS" for a discussion of
                                  the risks associated with investing in
                                  the preferred stock.

                                 Capitalization

   The following table shows the capitalization of the consolidated group at September 30, 1999.

                                                                     Amount
                              Class                               Outstanding
                              -----                               ------------
Debt Payable:
  Advances under funding facility with Bank of America, interest at 6.383% per annum; due on March 24, 2000; collateralized by
   $65,505,000 in real estate contracts and mortgage notes....... $ 62,908,030
  Reverse repurchase agreements with Seattle Northwest; interest at 5.35% per annum; due on October 13, 1999; collateralized by
   $5,000,000 in U.S. Treasury Bonds.............................    4,962,500
  Reverse repurchase agreements with Bear Stearns; interest at
   5.33% per annum; due October 13, 1999; collateralized by
   $10,000,000 in collateralized mortgage obligation ("CMO")
   bonds.........................................................   10,000,000
  Note payable to Old Standard Life Insurance Company; interest at 10.50% per annum; due May 3, 2004; collateralized by Beach
   House Restaurant..............................................    2,507,289
  Note payable to Summit Securities, Inc., interest at 11.0% per annum; due on June 30, 2000; collateralized by $12,500,000 in
   structured settlement agreements..............................   10,000,000
  Notes payable to Federal Home Loan Bank of Seattle, interest rates ranging from 5.39% to 5.42% per annum; due October 25,
   1999; collateralized by $41,250,000 in CMO bonds..............   33,000,000
  Note payable to IDS Life Insurance Company, interest at 7.04%
   per annum; due August 1, 2009; collateralized by Metropolitan
   Financial Center located in Spokane, Washington...............   11,970,474
  Real estate contracts and mortgage notes payable, interest rates ranging from 3% to 11.6% per annum, due through 2026;
   collateralized by senior liens on certain of the Company's real estate contracts, mortgage notes and real estate held for
   sale..........................................................    1,877,056
  Accrued interest payable.......................................      119,281
                                                                  ------------
    Total Debt Payable...........................................  137,344,630
                                                                  ------------
Debenture Bonds:
  Investment Debentures, Series III maturing in 1999 to 2009, at
   5.5% to 11%...................................................   71,406,000
  Investment Debentures, Series II maturing in 1999 to 2002, at
   5.5% to 11%...................................................  104,676,000
  Installment Debentures Series I, maturing in 1999 to 2007 at
   7.5% to 10.25%................................................      157,000
  Compound and accrued interest..................................   22,649,779
                                                                  ------------
    Total Debenture Bonds........................................  198,888,779
                                                                  ------------
Stockholders' Equity:
  Preferred Stock................................................   19,099,294
  Common Stock...................................................      291,167
  Additional paid-in capital.....................................   22,522,036
  Accumulated comprehensive loss.................................   (3,638,723)
  Retained earnings..............................................   33,430,689
                                                                  ------------
    Total Stockholders' Equity...................................   71,704,463
                                                                  ------------
    Total Capitalization......................................... $407,937,872
                                                                  ============

                      Summary Consolidated Financial Data

   The summary consolidated financial data shown below as of September 30, 1999 and 1998 and for the years ended September 30, 1999, 1998 and 1997, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Metropolitan's Form 10-K for the year ended September 30, 1999, which is incorporated in this prospectus by reference and attached to this prospectus. The summary consolidated financial data shown below as of September 30, 1997, 1996 and 1995 and for the years ended September 30, 1996 and 1995, other than the ratios of earning, to fixed charges and preferred stock dividends, have been derived from consolidated financial statement not included elsewhere in this prospectus.

                                         Year Ended September 30,
                          ----------------------------------------------------------
                             1999        1998        1997        1996        1995
                          ----------  ----------  ----------  ----------  ----------
                             (dollars in thousands except per share amounts)
CONSOLIDATED STATEMENTS
 OF INCOME DATA:
Revenues................  $  165,221  $  155,955  $  155,135  $  156,672  $  138,107
                          ==========  ==========  ==========  ==========  ==========
Income before minority
 interest...............  $   16,593  $   10,453  $    9,791  $    8,146  $    6,376
Income allocated to
 minority interests.....        (318)       (126)       (123)       (108)        (73)
                          ----------  ----------  ----------  ----------  ----------
Net income..............      16,275      10,327       9,668       8,038       6,303
Preferred stock
 dividends..............      (3,642)     (3,732)     (4,113)     (3,868)     (4,038)
                          ----------  ----------  ----------  ----------  ----------
Income applicable to
 common stockholders....  $   12,633  $    6,595  $    5,555  $    4,170  $    2,265
                          ==========  ==========  ==========  ==========  ==========
Ratio of earnings to
 fixed charges..........        1.12        1.75        1.77        1.46        1.35
Ratio of earnings to
 fixed charges and
 preferred stock
 dividends..............         (1)        1.37        1.31        1.14        1.03
PER COMMON SHARE DATA:
Basic and diluted income
 per share applicable to
 common
 stockholders(2)........  $   97,933  $   50,728  $   42,733  $   32,073  $   17,288
                          ==========  ==========  ==========  ==========  ==========
Weighted average number
 of common shares
 outstanding............         129         130         130         130         131
                          ==========  ==========  ==========  ==========  ==========
Cash dividends per
 common share...........  $    2,400  $    1,200  $       --  $       --  $    3,800
                          ==========  ==========  ==========  ==========  ==========
CONSOLIDATED BALANCE
 SHEET DATA:
Total assets............  $1,230,957  $1,226,665  $1,112,389  $1,282,659  $1,078,468
Debentures, line of
 credit advances, other
 debt payable and
 securities sold, not
 owned..................  $  336,233  $  323,908  $  190,131  $  363,427  $  226,864
Stockholders' equity....  $   71,704  $   58,757  $   54,113  $   46,343  $   40,570

--------
(1) Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $808,000 for the year ended September 30, 1999. The consolidated ratio of earnings to fixed charges and preferred stock dividends was 1.37, 1.31, 1.14 and 1.03 for the years ended September 30, 1998, 1997, 1996 and 1995, respectively. Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $390,000 for the year ended September 30, 1999. The ratio of earnings to fixed charges and preferred dividends for Metropolitan alone was 1.10, 1.01, 1.11, and 1.05 for the years ended September 30, 1998, 1997, 1996 and 1995, respectively. The consolidated ratio of earnings to fixed charges excluding preferred stock dividends was 1.12, 1.75, 1.77, 1.46 and 1.35 for the years ended September 30, 1999,
    1998, 1997, 1996 and 1995, respectively. The ratio of earnings to fixed charges excluding preferred stock dividends for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was 1.13, 1.40, 1.36, 1.48 and 1.40 for the years ended September 30, 1999, 1998, 1997, 1996 and 1995, respectively.
(2) Earnings per common share, basic and diluted, are computed by deducting preferred stock dividends from net income and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any period presented.

                                  RISK FACTORS

   When deciding whether or not to purchase the preferred stock, you should carefully consider the risks contained in the section entitled "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" of Metropolitan's Annual Report on Form 10-K for the year ended September 30, 1999, incorporated into and attached to this prospectus. You should also consider the following risks associated with an investment in the preferred stock:

We can issue more
company securities.......    Metropolitan's and your rights and obligations in
                             the preferred stock are defined in the Statement of Rights, Designations and Preferences of Variable Rate Cumulative Preferred Stock Series
                             E-7. This statement does not restrict our ability to issue additional debt, preferred stock or other equity securities in our company.

Preferred stock is not
insured against the risk
of loss..................    The preferred stock is not insured or guaranteed
                             by any bank, any governmental agency, any insurance company, any affiliate of our company or any other person or entity. Thus, the preferred stock has greater risk than investments that are insured against the risk of loss.

Preferred stock is not a
liquid investment due to
the absence of an
established trading
market...................    The preferred stock is not listed for trading on
                             a stock exchange. We do not anticipate listing the preferred stock on any stock exchange or that an independent public market for the preferred stock will develop.

Trading list does not
guarantee a market for
the preferred stock......    The broker/dealer for this offering maintains a
                             trading list of persons willing to sell or purchase outstanding shares of our preferred stock. We can not assure you that this list will continue to operate or that it will provide you a means to sell your shares.

Our discretionary
redemption option does
not guarantee you the
ability to sell
securities to
Metropolitan.............    Under our discretionary redemption option, we are
                             under no obligation to redeem your shares. You should not rely on this option as a guarantee that you will be able to have us reacquire your shares. See "DESCRIPTION OF SECURITIES--
                             Redemption of Shares."

The preferred stock has
limitations on
redemption and
restrictions on
distributions............    If we have not paid cumulative distributions to
                             all preferred shareholders, we cannot purchase or offer to exchange your shares unless we make the same offer to all preferred shareholders. See
                             "DESCRIPTION OF SECURITIES--Redemption of
                             Shares." We will not make distributions to you unless distributions can be made to all other holders of preferred stock. See "DESCRIPTION OF
                             SECURITIES--Distributions."

Liquidation rights are
junior to Metropolitan's
outstanding debt.........    If we liquidate, we must pay all of our
                             outstanding debt before we can make any
                             distributions to you. If there is not enough money to distribute to all preferred shareholders for their entire respective liquidation rights, you will share the shortfall with the other preferred shareholders in proportion to your respective liquidation rights.

Extraordinary corporate
events could eliminate
the liquidation rights
of the holders of
preferred stock..........    Your preferences in liquidation could be
                             adversely effected if we have an asset sale, a capital restructuring, a merger, a reorganization or a bankruptcy. If one of these events occurs, your rights may be compromised by a negotiation between all interested parties or by a court determination.

Lack of voting control
of the company...........    You will have very few voting rights as an owner
                             of preferred stock. The only class of stock carrying full voting rights is the common stock.
                             See "DESCRIPTION OF SECURITIES--Voting Rights."

Metropolitan can redeem
or call the preferred
stock at its own
discretion...............    We have the option of calling or redeeming your
                             shares at any time for $100 per share plus any declared and unpaid distributions. See
                             "DESCRIPTION OF SECURITIES---Redemption of
                             Shares."

Risk of holding book-
entry shares of
preferred stock because
there are no physical
shares to transfer.......    Our use of book-entry shares of preferred stock
                             rather than actual physical shares in this offering could limit the markets for these securities, prevent a secondary market from forming and could delay payments to you. The absence of physical shares may prevent a secondary market from developing because investors may be unwilling to invest in securities if they cannot obtain delivery of physical shares. The use of book-entry shares may delay payments to you because distributions on the shares would be made first to the person in whose name the shares are registered.

                                USE OF PROCEEDS

   If all of the preferred stock we are offering is sold, we expect proceeds to total $10,000,000 before deducting sales commissions and other expenses. Offering expenses are estimated at $112,000 and sales commissions will be a maximum of six percent (6%) of the offering proceeds. There can be no assurance, however, that any of the preferred stock can or will be sold.

   In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of the preferred stock offering for the following purposes: priority will be given first to (1) funding investments in receivables and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies, and then to (2) the development of real estate we currently hold or acquire in the future. We do not have any commitments or agreements for material acquisitions. However, the consolidated group continues to evaluate possible acquisition candidates. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing debentures, proceeds of this offering may be used for retiring maturing debentures, preferred stock distributions and for general corporate purposes, including debt service and other general operating expenses. Approximately $26.5 million in principal amount of debt securities will mature between February 1, 2000 and January 31, 2001 with interest rates ranging from 5.57% to 9.75% and averaging approximately 7.7% per annum. See "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" under Item 1 in our Annual Report on Form 10-K for the year ended September 30, 1999.

   We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above. Since we do not know how many shares of preferred stock will be sold, we are unable to accurately forecast the total net proceeds generated by this offering. Therefore, we have not allocated specific amounts for any of the foregoing purposes.

   In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

                           DESCRIPTION OF SECURITIES

Description of Capital Stock

   The authorized capital stock of Metropolitan consists of:

  .  222 shares of Class A Common Stock, $2,250 par value,

  .  222 shares of Class B Common Stock, $2,250 par value,

  .  750,000 shares of Preferred Stock, Series A, $1 par value,

  .  200,000 shares of Preferred Stock, Series B, $10 par value,

  .  1,000,000 shares of Preferred Stock, Series C, $10 par value,

  .  1,375,000 of Preferred Stock, Series D, $10 par value,

  .  5,000,000 shares of Preferred Stock, Series E, $10 par value, and

  .  1,000,000 shares of Subordinate Preferred Stock, no par value.

   Of the shares authorized, 129 shares of Common A, 373,052 shares of Preferred C, 539,058 shares of Preferred D and 997,820 shares of Preferred E were issued and outstanding as of September 30, 1999.

Description of Preferred Stock

   This offering consists of 100,000 shares of variable rate cumulative preferred stock, Series E-7. All of the outstanding shares of preferred stock and the shares of preferred stock we are offering in this prospectus, when issued and sold, will be validly issued, fully paid and nonassessable. The relative rights and preferences of preferred stock have been fixed and determined by our board of directors and are set forth in the statement of rights, designations and preferences of preferred stock, duly approved by the board of directors. The preferred stock is issued in book-entry form only.

   The following statements relating to the preferred stock are summaries, do not purport to be complete and are qualified in their entirety by reference to the statement of rights which is filed as an exhibit to the registration statement that includes this prospectus. The statement of rights is also available for inspection at the principal office of Metropolitan.

Distributions

   Distributions on the preferred stock are cumulative and will be declared monthly on the first business day of the month, payable to the shareholders of record as of the fifth calendar day of each month. Distributions will be paid in cash on the twentieth calendar day of each month in an amount equal to the offering price of $100 per share multiplied by the distribution rate divided by twelve. The distribution rate will be the "applicable rate," as defined below, subject to the authority of Metropolitan's board of directors to authorize, by resolution, a higher rate.

   The applicable rate for any monthly distribution period cannot be less than 6% or greater than 14% per annum. The applicable rate for any monthly distribution period shall be (1) the highest of the three-month U.S. Treasury Bill rate, the ten-year constant maturity rate or the twenty-year constant maturity rate, each as described below, plus (2) one-half of one percentage point (0.5%).

   The three-month Treasury Bill rate for each distribution period is based on the weekly per annum market discount rate for three-month U.S. Treasury bills. The ten-year constant maturity rate for each distribution period is based on the weekly per annum average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities adjusted to constant maturities of ten years. The twenty-year constant maturity rate for each distribution period is based on the weekly per annum average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities adjusted to constant maturities of twenty years.

   Each of the above three rates shall be calculated as the arithmetic average of the two most recent weekly per annum yields as published weekly by the Federal Reserve Board, the Federal Reserve Bank or any U.S. Government department or agency selected by Metropolitan, during the period of 14 calendar days immediately prior to the 10 calendar days immediately preceding the first day of the distribution period for which the distribution rate on preferred stock is being determined.

   If any or all of these methods are unavailable, the statement of rights includes other methods to determine the distribution rate. If we determine in good faith that one or more of these rates cannot be determined for any distribution period, then the applicable rate for that period will be the higher of whichever of the rates that can be determined, plus one-half of one percentage point. If we determine in good faith that none of the rates can be determined for any distribution period, then the applicable rate in effect for the preceding distribution period will be continued for that distribution period. The distribution rate for each monthly distribution period will be calculated as promptly as practicable by Metropolitan. Metropolitan will enclose notice of the distribution rate with the next mailed distribution payment check. In making the calculation, the three-month U.S. Treasury Bill rate, ten-year constant maturity rate and twenty-year constant maturity rate will each be rounded to the nearest five one-hundredths of a percentage point.

   Prior to the effective date of this prospectus, Metropolitan's board of directors adopted a resolution authorizing a distribution rate on the preferred stock at one percentage point higher than the applicable rate. This higher distribution rate will continue from month to month until the board elects to terminate it. The board may increase, decrease or eliminate the additional percentage rate at any time in its sole discretion.

Restrictions on Distributions

   Metropolitan may not declare or pay a distribution on any share of preferred stock offered in this prospectus for any distribution period unless, at the same time, a like distribution is declared and paid on all shares of preferred stock previously issued and outstanding and entitled to receive distributions. Distributions may only be paid from legally available funds.

   If any shares of preferred stock are outstanding and the full cumulative distributions on all previously outstanding preferred stock, including the preferred stock offered by this prospectus, have not been paid or declared and set apart for all past distribution periods, Metropolitan may not:

  . declare, pay or set aside for payment any distribution, except as provided below;

  . declare or pay any other distribution upon common stock or upon any other stock ranking junior to or on a parity with preferred stock as to distributions or upon liquidation; or

  . redeem, purchase or otherwise acquire common stock or any other stock of Metropolitan ranking junior to or on a parity with preferred stock as to distributions or upon liquidation for any consideration, or pay or make available any funds for a sinking fund for the redemption of any shares of that stock, except by conversion into or exchange for stock of Metropolitan ranking junior to preferred stock as to distributions and upon liquidation.

   Notwithstanding the above, Metropolitan may declare, pay or set aside payment for:

  .  distributions in common stock;

  . distributions in any other stock ranking junior to preferred stock as to distributions;

  .  liquidation rights; and

  . distributions where a like distribution is declared or paid on all shares of preferred stock then issued and outstanding and entitled to receive distributions.

   Metropolitan may make distributions ratably on the shares of preferred stock and shares of any stock of Metropolitan ranking on a parity with the preferred stock with regard to the payment of distributions, in accordance with the sums which would be payable on those shares if all distributions, including accumulations, if any, were declared and paid in full. As of the date of this prospectus, no distributions on Metropolitan's preferred stock were in arrears. No interest will be paid for or on account of any unpaid distributions.

Liquidation Rights

   If any voluntary or involuntary liquidation, dissolution or winding up of Metropolitan occurs, the preferred stock shareholders will be entitled to receive liquidating distributions, in the amount of $100 per share plus declared and unpaid regular monthly distributions, out of the assets of Metropolitan available for distribution to shareholders, before any distribution of assets is made to holders of common stock or any stock of Metropolitan ranking, upon liquidation, junior to preferred stock. The preferred stock is junior in liquidation to outstanding debt of Metropolitan and on parity with all other issued and outstanding preferred stock to the extent of its liquidation preference of $100 per share. As of September 30, 1999, the total consolidated liabilities of Metropolitan ranking senior in liquidation preference to preferred stock were approximately

$1,159,252,000. Obligations ranking on a parity with preferred stock upon liquidation, the total liquidation preference of the outstanding shares of all previous series of preferred stock, as of September 30, 1999, were approximately $53,095,000. There are no limitations on Metropolitan's ability to incur additional secured indebtedness. See "RISK FACTORS."

   The statement of rights provides that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of Metropolitan's property or assets to, or its consolidation or merger with, any other corporation will not be deemed to be a liquidation, dissolution or winding up of Metropolitan. If the aggregate liquidation preference payable with respect to preferred stock and any other shares of stock of Metropolitan ranking on a parity with preferred stock with respect to the distribution are not paid in full upon any voluntary or involuntary liquidation, dissolution or winding up of Metropolitan, then the holders of preferred stock and of these other shares will share ratably in any distribution of assets of Metropolitan in proportion to the full respective preferential amounts they are entitled to receive. After payment of the full amount of the liquidating distribution they are entitled to receive, the preferred stock shareholders will not be entitled to any further participation in any distribution of assets by Metropolitan.

Redemption of Shares

   Upon call by Metropolitan. Subject to regulatory restrictions affecting redemptions during an offering, the shares of preferred stock are redeemable, in whole or in part, only at the option of Metropolitan at a redemption price of $100 per share plus declared and unpaid distributions to the date fixed for redemption. If fewer than all of the outstanding shares of preferred stock are redeemed, the number of shares redeemed will be determined by Metropolitan and the shares to be redeemed will be determined by any method Metropolitan in its sole discretion deems to be equitable.

   Discretionary Redemption Upon Request of the Holder. Preferred Stock is not redeemable at the option of the holder. If, however, Metropolitan receives an unsolicited written request for redemption of shares from any holder, Metropolitan may, in its sole discretion, subject to regulatory restrictions affecting redemptions during an offering, and subject to the limitations described below, consider redemption of these shares. Redemption requests, when received, are reviewed in the order received. Any shares so tendered, which Metropolitan in its discretion allows for redemption, will be redeemed by Metropolitan directly, and not from or through a broker/dealer, at a price established by the board of directors, from time to time, in its sole discretion.

   There can be no assurance that Metropolitan's financial condition will allow it to exercise its discretion to accept any request for redemption of preferred stock. Metropolitan will not redeem any shares tendered for redemption:

  . if to do so would, in the opinion of Metropolitan's management, be unsafe or unsound in light of Metropolitan's financial condition, including its liquidity position;

  . if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default; or

  . if payment of any distribution on preferred stock or on shares of any stock of Metropolitan ranking at least on a parity with the preferred stock is in arrears as to distributions.

   If cumulative distributions on preferred stock have not been paid in full, Metropolitan may not purchase or acquire any shares of preferred stock other than by a purchase or exchange offer made on the same terms to all holders of preferred stock.

   As provided in the statement of rights, for a period of three years from the date of initial sale of each share of preferred stock, any redemption of that share, at the sole discretion of Metropolitan, will occur only upon the death or major medical emergency, as demonstrated to the satisfaction of Metropolitan's management, of the holder or any joint holder of the share requested to be redeemed. As further provided in the statement of rights, any optional redemption of a share in any calendar year after the third year from the date of sale of the share, not arising from the death or medical emergency of the holder or any joint holder shall occur only when the sum of all optional redemptions, including those arising out of the death or medical emergency of the holder or any joint holder, of shares of preferred stock during that calendar year will not exceed ten percent of the number of shares of preferred stock outstanding at the end of the preceding calendar year. In the event the ten percent limit is reached in any calendar year, the only redemptions which may be considered during that calendar year will be those arising from the death or medical emergency of the holder or any joint holder; provided, however, that to the extent that total optional redemptions in any calendar year do not reach the ten percent limit, the amount by which the optional redemptions shall fall short of the ten percent limit may be carried over into ensuing years; and, provided further, that to the extent that all redemptions, including those involving the death or medical emergency of the holder or any joint holder, exceed the ten percent limit in any year, the amount by which the redemptions exceed the ten percent limit shall reduce the limit in the succeeding year for limiting redemptions not involving the death or medical emergency of a holder or any joint holder. In no event shall the optional redemptions of all types in any single calendar year exceed 20% of the number of shares of preferred stock outstanding at the end of the preceding calendar year.

Absence of Trading Market

   We do not anticipate listing the preferred stock for trading on any national or regional stock exchange nor do we anticipate an independent public market for the preferred stock to develop. The broker-dealer for this offering, Metropolitan Investment Securities, Inc. maintains a trading list to match buyers and sellers of preferred stock. With limited exceptions, Metropolitan has established a policy that all preferred shareholders, including holders of the preferred stock offered in this prospectus, must place their shares for sale on the trading list for 60 consecutive days before Metropolitan will entertain a request for redemption. See "RISK FACTORS."

Voting Rights

   The preferred stock has no voting rights except as provided in the statement of rights and except as required by Washington State law regarding amendments to Metropolitan's Articles of Incorporation that adversely affect holders of these shares as a class and requires approval of 66 2/3% of the outstanding shares entitled to vote.

   The statement of rights provides that holders of the preferred stock, together with the holders of Metropolitan's other outstanding preferred stock and any other preferred stock previously authorized, voting separately and as a single class, shall be entitled to elect a majority of the board of directors of Metropolitan in the event that distributions payable on any shares of preferred stock are in arrears in an amount equal to twenty-four or more full monthly distributions per share. This right will continue until all distributions in arrears have been paid in full.

Federal Income Tax Consequences of Distributions

   The following discussion of the federal income tax consequences of distributions paid on the preferred stock is based upon the Internal Revenue Code of 1986 (the "tax code"), existing Treasury Department regulations, current published administrative positions of the Internal Revenue Service contained in revenue rulings, revenue procedures and notes and existing judicial decisions. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that could significantly modify the statements in this discussion. Any of these changes may or may not be retroactive with respect to transactions effected prior to the date of the changes.

   Distributions paid to the holders of preferred stock may or may not be taxable depending, in part, on the extent to which they are made out of current or accumulated earnings and profits of Metropolitan as calculated for federal income tax purposes. To the extent, if any, that distributions paid by Metropolitan to the holders of preferred stock exceed current and accumulated earnings and profits of Metropolitan, these distributions will be treated first as a tax-free return of capital, reducing the holder's basis in preferred stock, but not below zero, and thereafter, as capital gains, or ordinary gains if the preferred stock is not held by the holder as a capital asset.

   Metropolitan believes that distributions with respect to Metropolitan's preferred stock paid during the calendar years 1984 through 1992 and in 1994 were a return of capital under Section 301 of the tax code. Metropolitan has filed a Report of Nontaxable Distributions for the years 1984 through 1992 and in 1994 with the IRS. Metropolitan believes that distributions paid during 1993 and 1995 through 1999 were taxable. Metropolitan is currently unable to predict the character of its distributions for future years, but as required by the tax code, will report annually to shareholders regarding the tax character of the prior year's distributions.

   Each preferred shareholder's individual tax circumstances is unique; accordingly, preferred shareholders are advised to consult their own tax advisor with respect to the income tax treatment or any distribution made with respect to the preferred stock.

   Distributions paid with respect to the preferred stock, whether deemed to be dividends, return of capital, or capital gains for federal income tax purposes, will result in the same federal income tax consequences to Metropolitan as other payments of distributions. These distributions are not deductible by Metropolitan under current tax law. Additionally, distributions to foreign taxpayers are subject to special rules not discussed in this prospectus.

Transfer Agent and Registrar

   Metropolitan acts as its own transfer agent and registrar of its common and preferred stock.

Summary of Preferred Stock Attributes

   The following table shows several of the primary differences and relative rights of the various series of outstanding preferred stock of Metropolitan as of the date of this prospectus, including the preferred stock, Series E-7 offered in this prospectus:

            Offering         Liquidation         Redemption
Series       Price           Preference           Price(l)           Distribution Rate(4)
------      --------         -----------         ----------          -------------------
C             $ 10              $ 10               $ 9.90            Applicable Rate
D             $ 10              $ 10               $ 9.90            Applicable Rate
E-1           $ 10              $ 10               $ 9.90            Applicable Rate
E-2           $100              $ 10(2)            $99.00            Applicable Rate plus
                                                                     .5%
E-3           $100              $ 10(2)            $99.00            Applicable Rate plus
                                                                     .5%
E-4           $100              $100               $99.00(3)         Applicable Rate plus
                                                                     .5%
E-5           $100              $100               $99.00(3)         Applicable Rate plus
                                                                     .5%
E-6           $100              $100                     (3)         Applicable Rate plus
                                                                     .5%
E-7           $100              $100                     (3)         Applicable Rate plus
                                                                     .5%

--------
(1) The redemption price shown is for redemptions at the request of the shareholder. For Series E-7, the redemption price for redemptions at the request of the holder is at the discretion of Metropolitan. The decision to redeem shares is also at the sole discretion of Metropolitan. In the event of a redemption at the request of Metropolitan, the redemption price per share for authorized shares of Series C, D, and E-1 preferred stock is $10 and for Series E-2 through E-7 preferred stock is $100.

(2) The liquidation preference for classes E-2 and E-3 is $10. In addition, Metropolitan's amended Articles of Incorporation provide that the E-2 and E-3 shareholders will receive liquidation distributions of up to $90 per share prior to any distribution to the common shareholders.

(3) Series E-4, E-5, E-6 and E-7 preferred stock are not redeemable during the first three years after their respective issuance except for instances of death or medical emergency. See "DESCRIPTION OF SECURITIES--Redemption of Shares."

(4) The board of directors has authorized, for an indefinite period, a distribution payment on all series of preferred stock of an additional one percentage point above the Distribution Rate listed. The board of directors may at its sole discretion eliminate the additional percentage point above the listed Distribution Rate.

                              PLAN OF DISTRIBUTION

   The preferred stock is being offered to the public on a continuing best efforts basis through Metropolitan Investment Securities, Inc. ("MIS"), which is affiliated with Metropolitan through the common control of C. Paul Sandifur, Jr. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the preferred stock. A commission in the maximum amount of 6% of the offering price will be paid by Metropolitan on most preferred stock sales. Preferred stock is offered for cash or other consideration, tangible or intangible property, which is acceptable to Metropolitan as determined in good faith by the board of directors. MIS will transmit the funds or other consideration it receives directly to Metropolitan by noon of the next business day after receipt. During the three fiscal years ended September 30, 1999, MIS received commissions of $426,603 from Metropolitan on sales of approximately $7,110,000 of Metropolitan's preferred stock through an in-house trading list.

   MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Metropolitan and MIS, NASD Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to render a recommendation regarding the pricing of the preferred stock offered through this prospectus. Accordingly, MIS has obtained a letter from Cruttenden Roth Incorporated, a NASD member, stating that the offering price of the preferred stock is consistent with Cruttenden's recommendations which were based on conditions and circumstances existing as of the date of the prospectus. Therefore, the price offered for the preferred stock will be no higher than Cruttenden would have independently recommended. Cruttenden has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the preferred stock offered in this prospectus, Cruttenden will receive $6,666 in fees.

   We have agreed to indemnify Cruttenden against, or make contributions with respect to some liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

   There is not now and we do not expect that there will be a public trading market for the preferred stock in the future. MIS does not intend to make a market for the preferred stock. Metropolitan, through MIS, undertakes to maintain a list of persons willing to sell or purchase outstanding shares of preferred stock. See "RISK FACTORS" and "DESCRIPTION OF SECURITIES--Redemption of Shares."

   MIS may enter into selected dealer agreements with and reallow to some dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of preferred stock sold by those dealers.

                                 LEGAL MATTERS

   The legality of the preferred stock being issued in this prospectus is being passed upon for Metropolitan by the law firm of Kutak Rock LLP, Denver, Colorado.

                                    EXPERTS

   The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Metropolitan for the year ended September 30, 1999 have been incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at some of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Metropolitan that file electronically with the SEC at the following Internet address: (http://www.sec.gov).

   We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the preferred stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The following document filed with the SEC is incorporated in this prospectus by reference:

   Annual Report on Form 10-K of Metropolitan for the fiscal year ended September 30, 1999.

   Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   Metropolitan will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Metropolitan Mortgage & Securities Co., Inc., P.O. Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

                  Metropolitan Mortgage & Securities Co., Inc.



             [LOGO OF METROPOLITAN MORTGAGE & SECURITIES CO., INC.]

                 100,000 Shares of Preferred Stock, Series E-7

                               ----------------

                                   PROSPECTUS

                               ----------------

                                      , 2000

                    Metropolitan Investment Securities, Inc.

                                    PART II

                     Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

SEC Registration Fee.................................................. $  2,640
NASD Filing Fee.......................................................    1,500
Independent Underwriter Fee and Expenses..............................    6,666
Blue Sky Qualification Fees and Expenses..............................    3,000
Accounting Fees and Expenses(1).......................................   50,000
Legal Fees and Disbursements(1).......................................   20,000
Printing Expenses(1)..................................................   26,500
Miscellaneous Expenses(1).............................................    1,694
                                                                       --------
Total Expenses                                                         $112,000
                                                                       ========

--------
(1) Estimated

Item 15. Indemnification of Directors and Officers

   Metropolitan has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Metropolitan's Articles of Incorporation permits indemnification of a director, officer or employee up to the indemnification limits permitted by Washington state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

Item 16. Exhibits

    (a) Exhibits

  1.01 Form of Selling Agreement between Metropolitan and Metropolitan Investment Securities, Inc. with respect to Preferred Stock, Series E-7 (incorporated by reference to Exhibit 1(f)(ii) to Amendment 1 to Registration No. 333-19755).

  1.02* Agreement to Act as "Qualified Independent Underwriter," between Metropolitan, Metropolitan Investment Securities, Inc. and Cruttenden Roth Incorporated with respect to the preferred stock to be registered.

  1.03* Form of Pricing Opinion of Cruttenden Roth Incorporated with respect to the preferred stock to be registered.

  4.01 Statement of Rights, Designations and Preferences of variable rate cumulative Preferred Stock, Series E-7 (incorporated by reference to
         Exhibit 4(d) to Amendment 1 to Registration No. 333-19755).

  5.01*  Opinion of Kutak Rock LLP as to the validity of the preferred stock.

  10.01 Employment Agreement between Metropolitan and Bruce Blohowiak (incorporated by reference to Exhibit 10(a) to Metropolitan's Annual Report on Form 10-K filed January 8, 1998).

  10.02 Employment Agreement between Metropolitan and Michael Kirk (incorporated by reference to Exhibit 10(b) to Metropolitan's Annual Report on Form 10-K filed January 8, 1998).

  10.03 Employment Agreement between Metropolitan and Jon McCreary (incorporated by reference to Exhibit 10(c) to Metropolitan's Annual Report on Form 10-K filed January 8, 1998).

  10.04 Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (incorporated by reference to Exhibit 10(d) to Metropolitan's Annual Report on Form 10-K filed January 8, 1998).

  10.05 Employment Agreement between Metropolitan and William D. Snider (incorporated by reference to Exhibit 10(c) to Metropolitan's Form 10-Q filed May 20, 1999).

  11.01 Statement indicating computation of earnings per common share (incorporated by reference to Exhibit 11.01 to Metropolitan's Annual Report on Form 10-K filed December 29, 1999).

  12.01 Statement of computation of ratio of earnings to fixed charges and preferred stock dividends (incorporated by reference to Exhibit
         12.01 to Metropolitan's Annual Report on Form 10-K filed December 29, 1999).

  23.01* Consent of PricewaterhouseCoopers LLP, Independent Accountants.

  23.02  Consent of Kutak Rock LLP (included in Exhibit 5.01).

  24.01 The Power of Attorney, included on Page II-4 of the Registration Statement, is incorporated herein by reference.
--------
* Filed herewith

Item 17. Undertakings

(a)  The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

  (1) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 5th day of January, 2000.

                                          METROPOLITAN MORTGAGE & SECURITIES
                                          CO., INC.

                                          /s/ C. Paul Sandifur, Jr.
                                          -------------------------------------
                                             C. Paul Sandifur, Jr.,
                                             President, Chief Executive
                                             Officer and Chairman of the Board

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint C. Paul Sandifur, Jr. their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                         Title                Date

      /s/ C. Paul Sandifur, Jr.         President, Chief       January 5, 2000
-------------------------------------    Executive Officer
        C. Paul Sandifur, Jr.            and Chairman of the
                                         Board (Principal
                                         Executive Officer)

       /s/ Bruce J. Blohowiak           Executive Vice         January 5, 2000
-------------------------------------    President, Chief
         Bruce J. Blohowiak              Operating Officer
                                         and Director

         /s/ William Snider             Chief Financial        January 5, 2000
-------------------------------------    Officer (Principal
           William Snider                Accounting Officer)

          /s/ Reuel Swanson             Secretary and          January 5, 2000
-------------------------------------    Director
            Reuel Swanson

          /s/ Charles Stolz             Director               January 5, 2000
-------------------------------------
            Charles Stolz

           /s/ Irv Marcus               Director               January 5, 2000
-------------------------------------
             Irv Marcus

         /s/ John T. Trimble            Director               January 5, 2000
-------------------------------------
           John T. Trimble

         /s/ Harold Erfurth             Director               January 5, 2000
-------------------------------------
           Harold Erfurth

                               INDEX TO EXHIBITS


  1.01 Form of Selling Agreement between Metropolitan and Metropolitan Investment Securities, Inc. with respect to Preferred Stock, Series E-7 (incorporated by reference to Exhibit 1(f)(ii) to Amendment 1 to Registration No. 333-19755).

  1.02* Agreement to Act as "Qualified Independent Underwriter," between Metropolitan, Metropolitan Investment Securities, Inc. and Cruttenden Roth Incorporated with respect to the preferred stock to be registered.

  1.03* Form of Pricing Opinion of Cruttenden Roth Incorporated with respect to the preferred stock to be registered.

  4.01 Statement of Rights, Designations and Preferences of variable rate cumulative Preferred Stock, Series E-7 (incorporated by reference to
         Exhibit 4(d) to Amendment 1 to Registration No. 333-19755).

  5.01*  Opinion of Kutak Rock LLP as to the validity of the preferred stock.

  10.01 Employment Agreement between Metropolitan and Bruce Blohowiak (incorporated by reference to Exhibit 10(a) to Metropolitan's Annual Report on Form 10-K filed January 8, 1998).

  10.02 Employment Agreement between Metropolitan and Michael Kirk (incorporated by reference to Exhibit 10(b) to Metropolitan's Annual Report on Form 10-K filed January 8, 1998).


  10.03 Employment Agreement between Metropolitan and Jon McCreary (incorporated by reference to Exhibit 10(c) to Metropolitan's Annual Report on Form 10-K filed January 8, 1998).

  10.04 Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (incorporated by reference to Exhibit 10(d) to Metropolitan's Annual Report on Form 10-K filed January 8, 1998).

  10.05 Employment Agreement between Metropolitan and William D. Snider (incorporated by reference to Exhibit 10(c) to Metropolitan's Form 10-Q filed May 20, 1999).

  11.01 Statement indicating computation of earnings per common share (incorporated by reference to Exhibit 11.01 to Metropolitan's Annual Report on Form 10-K filed December 29, 1999).

  12.01 Statement of computation of ratio of earnings to fixed charges and preferred stock dividends (incorporated by reference to Exhibit
         12.01 to Metropolitan's Annual Report on Form 10-K filed December 29, 1999).

  23.01* Consent of PricewaterhouseCoopers LLP, Independent Accountants.

  23.02  Consent of Kutak Rock LLP (included in Exhibit 5.01).

  24.01 The Power of Attorney, included on Page II-4 of the Registration Statement, is incorporated herein by reference.